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05008938

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aldershot

*CURRENT ADDRESS


PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2625 FISCAL YEAR 1-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/14/05

DIRECTORS' REPORT TO SHAREHOLDERS

Aldershot carried out a considerable amount of work on its properties in 2004. And it changed the direction it was going in from base and precious metal exploration to uranium exploration.

In March 2004, the board of Aldershot decided to focus all the Company's resources on global uranium exploration and project acquisition. The Company now has eleven applications in the Northern Territory, two applications in Western Australia and two applications in Zambia and is actively assessing several additional overseas uranium opportunities.

Aldershot's exploration strategy is to acquire uranium resources or to farm into advanced projects that have good exploration potential. The Company is mindful of the current anti-uranium sentiment and policies in Australia and particularly in Queensland. North American investors on the other hand have a strong and long-term view of the demand for uranium and are interested in identifying companies with assets of value to invest in. Aldershot believes in systematic and thorough exploration and the compilation of all historical data during the initial exploration assessment program. Consequently, it retains a very experienced in-house database manager and GIS system operator in association with **Thundelarra Exploration Ltd ("Thundelarra") (ASX SYMBOL : THX)**. Thundelarra is a major Aldershot shareholder.

In March 2005, Aldershot retained the full time services of senior uranium geologist Ian Faris. Mr Faris has 12 years' uranium experience working throughout Australia with Uranerz Australia Ltd, before that company departed the country. His sole role in the Company is to generate quality and advanced uranium projects globally either by tenement application, acquisition or joint venture. The Company also has arrangements with several very experienced uranium contractors and consultants who are available for service on an "as required" basis.

In addition to its uranium holdings Aldershot holds copper projects in Chile and gold and nickel projects in Western Australia.

Turee Creek Uranium Project

The Company applied for, and, when granted, will have a 100% interest in Exploration License E52/1763 a tenement which covers approximately 50 square kilometres of prospective terrain located about 110km west of the Newman township in the Pilbarra Region of Western Australia (the "Turee Creek Uranium Project")

Aldershot's Director and VP Exploration, Brian Richardson, a Qualified Person, states, "The Turee Creek Uranium Project secures a uranium occurrence within the Lower Proterozoic Ashburton basin, Western Australia. The tenement straddles the faulted boundary between the Ashburton and Hamersley Basins. The south western tenement sector has extensive colluvial cover which obscures bedrock.

"Past exploration has focused over the interbasinal boundary zone for a variety of target commodities including base metals, uranium and gold, the latter in vein and iron oxide copper-gold-uranium styles of mineralization.

"Exploration conducted between 1972 and 1982 identified secondary uraniferous phosphate minerals and rarer silicates in association with oxidized diagenetic pyrite. The host rock unit is 1500Ma Kunderong Sandstone in fault contact with 2740Ma Woongarra Volcanics of the Hamersley Group.

"A best drill result of 17m at 0.57Kgrams per tonne U_3O_8 was recorded and an inferred resource of 1.05million tonnes at 0.35kilograms per tonne uranium calculated. This inferred resource does not meet current JORC criteria".

Aldershot plans to carry out further work to confirm the recorded uranium mineralization and evaluate it using modern exploration methods. Potential exists to locate extensions to the mineralization along strike under cover. It will also be assessed to determine if the uranium occurrence may be leakage from a large high grade source at depth, close to the postulated unconformity with Lower Proterozoic basement.

In all of its work on the Turee Creek tenement, Aldershot will be aware of the potential of the area to host significant gold and base metal mineralization.

The Yuinmery Uranium Project

Pursuant to an ongoing intensive property search, on November 25, 2004, the Company applied for exploration licence ELA57/593 with an area of approximately 75 square kilometres covering a highly prospective uranium indicated mineral resource, the Yuinmery Uranium Project. The exploration licence is located in the East Murcheson mining field near the town of Yuinmery 480 kilometres north east of Perth, Western Australia. When granted, Aldershot will own 100% of the title to this tenement.

The following is a direct quotation from the introduction to a report dated September 2, 1998 entitled "The Yuinmery Uranium Project" available as an open file in the Mineral Titles division of the Western Australian Department of Minerals and Energy:

"The Yuinmery Uranium Project is located 480 kilometres northeast of Perth and 65 kilometres south of Sandstone, near the centre of the Youanmi 1:250,000 sheet.

"The project contains an indicated mineral resource of 1,580,000 (tonnes) at 0.37 kg/t U3O8 at a 0.25 kg/t cutoff. This mineralization is located at the transition zone between a channel calcrete feeder and a playa lake. The resource has not been closed off to the south and west and there is considerable scope for infill drilling to test ground radiometric highs to test for high grade zones.

"There is significant potential to increase the mineral resource by further exploration. Three exploration targets are present on the property:

1 near surface oxidised enrichments on the playa lake;
2 near surface oxidised calcrete-chemical delta-playa lake style mineralization;
3 mineralised redox fronts in the deeper reduced lake sediments.

"The tenement covers a large radiometric high which extends 7 kilometres south from the known mineralization over the playa lake and covers a second calcrete drainage which terminates in the narrow southern arm of the lake.

"Away from the known mineralization, numerous spot highs have been located by previous explorers, but testing has been restricted to only a few shallow pits. One of the larger spot highs is adjacent to the southern calcrete. Sampling of a shallow pit here has returned the highest lake sample assay of 420ppm 0.42 kg/t) U3O8."

Northern Territory Uranium Projects

On February 18, 2005, Brian Richardson, Exploration Vice President of Aldershot Resources Ltd. noted: "Aldershot is now focussing on Australia's Northern Territory, one of the great uranium provinces of the world. Production from deposits in the Northern Territory to the end of 2002 totalled 84,155 t U3O8 and there are over 286,000 t U3O8 held as resources. In 2004 the Northern Territory produced over 5,000 t of U3O8 from the unconformity-related deposits of the Alligator Rivers Uranium Field.

"Aldershot has recently applied for four tenements within two of the uranium provinces of the Northern Territory. In the Rum Jungle Mineral Field (RJMF) of the Pine Creek Orogen, Aldershot has applied for EL 24563 (173 sq.kms) and EL 24550 (84 sq.kms) both covering stratigraphy with documented uranium mineralization.

"EL 24563 (173 sq kms) covers the western and part of the eastern belts of Early Proterozoic sediments surrounding the Archaean Waterhouse Complex that to the north host the unconformity-related Rum Jungle uranium mines in the Embayment. The RJMF is located 70km south of Darwin and was the first major centre of uranium mining and processing in Australia (historical production 4,607 tonnes of U3O8). The tenement contains a number of historical uranium occurrences.

"EL 24550 (84 sq kms) is located 60kms south east of EL 24563 and covers the old uranium mines and prospects of Adelaide River, George Creek and Touhy's vein-type uranium deposits discovered in the 1950s and not explored since the 1970/80s. Adelaide River and George Creek were amongst some of the earliest uranium mining operations in the Northern Territory. The ore from the small underground mines was processed at the nearby Rum Jungle plant.

"In the Palaeozoic Ngalia Basin of the Arunta Block, Aldershot has applied for EL 24571(278 sq.kms) and EL 24561 (51 sq.kms) both covering stratigraphy with known sandstone-hosted uranium prospects nearby. EL 24571 is south west of the Bigrlyi Deposit (2,770t U3O8) and covers approximately 30 kms strike of the same host unit, the Mt Eclipse Sandstone. EL 24561 is west of the documented Minerva uranium prospect and is underlain by similar stratigraphy. The tenement contains several uranium occurrences with reported drill intercepts including 3.3m @ 0.12% U3O8.".

The Company applied for seven more uranium tenements on March 1, 2005, in the Northern Territory of Australia. These tenements are in addition to the four tenements applied for previously.

The new tenements cover historical uranium occurrences in the northern and southern regions of the Northern Territory and are prospective for unconformity related, vein-type, and calcrete hosted uranium mineralization. The Francis-Maude tenements, E24574, 24575 and 24576 (16 sq. kms) and the Mt Thomas tenement, E24557, (64 sq.kms) cover a poorly explored and interpreted Proterozoic unconformity with similar rocks to the nearby Rum Jungle deposits. The ABC tenement, E24555 (55 sq. kms) contains areas of secondary uranium mineralization within a siliceous tuff (assays up to 0.4% U3O8). Limited previous exploration has failed to locate the primary source. In the south of the Northern Territory, the Brookes, E 24558 and Barrow, E24556 tenements, cover known uranium occurrences within sheared granites and calcrete channels.

Aldershot has now commenced the systematic compilation of all historical exploration data on the eleven uranium projects and at the completion of this work, exploration programs will be planned for each tenement.

The Northern Territory of Australia is one of the great uranium provinces in the world. Production from deposits in the Northern Territory to the end of 2002 totaled 84,155t U3O8 with over 286,000t U3O8 held in resources. In 2004 the region produced over 5,000t of U3O8 from the unconformity related deposits of the Alligator Rivers Uranium Field.

Zambian Uranium Tenement Applications

The Company's Qualified Person, Mr Julian Green, Managing Director of GeoQuest Pty Ltd of Lusaka, Zambia, writes on April 12, 2005, "Aldershot Resources Limited has applied for 2 Prospecting Licences in The Republic of Zambia. These areas are in two different regions, one covering 1,673 sq km in the Southern Province of Zambia on the Northern shores of Lake Kariba (Kariba PLA) and the other covering 1,202 sq km in the North Western Province of Zambia (Chisasa-Kawanga PLA).

"The Kariba Prospecting License (1,673 sq km) in the Southern Province of Zambia and on the Northern shores of Lake Kariba (Kariba PLA) is almost entirely underlain by the Carboniferous to Jurassic aged Karoo Supergroup on the edge of the mid-Zambezi rift valley. Potential for sandstone hosted uranium deposits within the Upper Karoo Escarpment grit (both as detrital deposits and fracture/fault controlled mineralization) has been recognized and actively explored by a number of previous companies including Chartered Exploration, Power Reactor and Nuclear Fuel Development Corporation, Saarburg and particularly AGIP who were very active in the area in 1970's and early 1980's. A number of uranium deposits in the Siavonga area, along strike from the PLA area, have been delineated by AGIP. The Njame Deposit (reported to consist of 1,000,000 t Karoo sediments containing 1,000 t of uranium at 0.1% U_3O_8) and Mutanga Deposit (reported to consist of 2,000,000 t of Karoo sediments containing approximately 2,000 t of uranium at 0.1% U_3O_8) lie approximately 40 miles and 25 miles to the northeast respectively". A cautionary statement: The Company and Company QP have not verified the information and that this information is not necessarily indicative of the mineralization on the property.

"Disseminated and vein hosted uranium mineralisation has also been found in the Lower Roan Statigraphy associated with each of the major Pre-Katangan age 'Domes' in the NW Province of Zambia. Previous uranium exploration has been undertaken in this area of Zambia, by Mwinlunga Mining Limited in the 1950's and 60's and then by AGIP in the 1980's who reportedly completed airborne radiometric surveys, geological mapping and stream sediment sampling and drilled more than 55,000 m of core drilling. The best known occurrence is located at the Lumwana-Malundwe deposit where Equinox Copper Ventures Limited have published an estimated resource at Malundwe of 1,900,000 t at 0.2% U_3O_8using a 0.05% U_3O_8 cut off.

"The Chisasa–Kawanga PLA is located on the Eastern side of the Kabompo 'Dome' approximately 110 km west of Solwezi. The area contains the Kawanga deposit which was discovered and drilled by AGIP AG (with an unconfirmed total uranium content of 2,000 tonnes with apparently one drill hole intersecting nearly 1% over 25 metres. The Company and Company QP have not verified this information). This is contained in several different lenses within a sheared kyanite schist at the Lower Roan/Basement contact."

Aldershot is well positioned to take advantage of the improving uranium market particularly in Australia. Director Brian Richardson has over 5 years uranium exploration experience in the Northern Territory and Ian Faris 11 years. The Company has recently contracted the services of consultants with over 10 years local uranium experience. Aldershot is also in the process of securing the services of South Australian and African based consultants to assist in the assessment and generation of uranium projects.

Aldershot will apply modern day exploration technology to the further testing of these uranium prospective tenements and as well seek joint venture agreements over additional ground

The Chilean IOCG Project

The San Joint Venture

The second anomaly on the Las Lomitos project area is situated in the south of the concession block to the north of the Las Lomitas showings. The anomaly starts in the San III and San IV concessions and runs northwards into the San I concession of International PBX. Aldershot negotiated with International PBX to create a new project involving these three concessions and in which the two parties each holds a 50% contributing and participating interest. The San Joint Venture is a drill-ready project and three vertical RC holes are to be drilled to test the anomaly each to a minimum depth of 300 m.

The Chile Concessions are registered in the name of Minera IPBX Limitada, a wholly owned Chilean subsidiary of International PBX.

The Hornitos Option

The Company entered into an option agreement dated August 23, 2004 with **International PBX Ventures Ltd (TSX.V-PBX)** ("PBX")to explore PBX's Hornitos property in Region III, Northern Chile. The Hornitos claims cover and area of 3,200 hectares located along a portion of the Atacama Fault System that is an area prospective for hosting large scale Iron Oxide Copper Gold (IOGC) deposits. The property is in an area experiencing concentrated attention from copper producing majors and junior exploration companies. Access to the property is excellent and can be reached from the PanAmerican Highway about 30 minutes drive from the city of Copiapo.

Aldershot may earn a 65% interest in the Hornitos claims by paying PBX a total of $370,000 over four years and engaging in an exploration work program totalling $1,300,000 over the same period. During the first year, Aldershot is required to pay PBX $36,000 of which $16,000 has been paid, and engage in $260,000 worth of exploration.

The Las Lomitas Joint Venture

The Company commenced exploration operations on its Las Lomitas Chile concessions in March 2004. A Phase I exploration program delineated two large IP anomalies. Harris y Compania Ltda, a Chilean drilling contractor engaged by the Company to drill the northern anomaly, completed a three holes' program totaling 1010 meters on August 4, 2004.

Peter LeCouteur P.Eng., the Company's consulting geologist, reported: "No mineralization of any significance has been seen in any of the three holes. The holes adequately test the IP and ground magnetometer anomalies. The geology encountered in the holes matches what is seen on surface – namely, a west dipping sequence of volcaniclastic sandstone and conglomerate with andesite and basalt flows intruded by a diorite plug. There was expectation that any mineralization might be related to some offshoots from a main diorite stock or perhaps with the diorite stock contact. There is apparently a small intrusion of diorite away from the main stock which has pyrite associated with it and may explain the IP anomaly. All three holes had a scattering of pyrite with occasional specks of chalcopyrite in them reaching a maximum of 4%. This is found associated with thin quartz veins and also in fine disseminations. All the samples have been sent for analysis and a full report will be completed when all the assay results have been received."

Dr Peter LeCouteur P.Eng., the Company's consulting geologist, completed his report on the Las Lomitos IOCG project in Chile. The report may be viewed on the SEDAR website at www.sedar.com Dr LeCouteur recommended that the geophysical anomalies discovered in July 2004 have been well tested and that the drilling results warrant no further work on the project. Management decided to relinquish its Las Lomitas project in March 2005.

The Ripplesea Joint Venture

On December 6, 2002, the Company entered into a letter of intent with Ripplesea Pty Ltd of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia (E80/2924-2930). The tenements cover approximately 900 square kilometres and are prospective for orthomagmatic nickel-copper-platinum group element (Ni-Cu-PGE) mineralization and epigenetic gold mineralization within Proterozoic rocks of the Halls Creek Orogen or the HCO

On November 26, 2004 the Company received the last of the Hyperspectral data from an airborne survey that was flown at the end of September 2004 by the DeBeers Australia Hyperspectral Business Unit ("DBHU") for Thundelarra. Thundelarra's two joint ventures with Sally Malay Mining and LionOre, and Aldershot's Ripplesea JV. The information it provides gives a clear path for future exploration over the Aldershot tenements within the East Kimberleys.

Thundelarra geologist Simon Attwell, a qualified person, reported for Aldershot, "The (Ripplesea JV's) McKenzie and Corkwood projects show a number of mafic intrusive signatures. Combined with the field work carried out during the year a number of these features are gabbroic intrusions and are thus prospective for Sally Malay style nickel mineralisation. There are also a number of very small intrusive bodies. Thundelarra has carried out some exploration over its own tenement holding for diamonds as the DBHU recognized some spectra that represent Kimberlite style signatures (at least ultramafic rocks). The data over Corkwood has not been analyzed by the DBHU in the same way but there may be a similar potential at Corkwood."

Taking Mr Attwell's observations into account, these two tenements have some remarkable targets that require exploration this season beginning June 2005. This news is seen by management to be very encouraging and for the Company to be holding two tenements with a number of unexplored intrusions of quality close to the producing Sally Malay nickel mine represents a major development. Investors will be kept appraised as more information comes to hand.

The Ripplesea JV's other holdings at Ruby Plains and Black Duck were not covered by the DBHU survey; similar rock units along strike were, however. These units do not display features of interest and this fact downgrades these projects. The Company will be making a full study of the DBHU data shortly but it is anticipated that in the interests of conserving funds, no further work will be done on them and the tenements will be dropped.

The Fields Find Farm-In and Joint Venture

During the year under review the Company obtained positive gold assay results from its recent RAB and aircore drill program on its Field's Find gold property (wholly owned by **United Gold Ltd. ("United")** and the Company is earning 60%). The broad spaced first pass drilling program was designed to test a zone of shallow soil cover between the Raven prospect (best intercept from previous drilling 7m @ 13.5g/t gold) and the gold workings at Markham's, a distance of approximately 1.2 kilometres. A total of 65 RAB and aircore holes were drilled at 40m intervals on lines approximately 200m apart.

Brian Richardson, Aldershot's vice president of exploration and a Qualified Person, states, "We are very encouraged by the results of this first drill program on the Field's Find project. The project not only has good potential to host gold deposits but also has significant platinum-palladium and nickel-copper potential. Systematic mapping, geochemical sampling and limited drilling by Thundelarra in 2001-2002 defined a number of poorly explored but prospective mafic/ultramafic igneous complexes. The Field's Find complex located in the western part of the project is ovoid in shape covering an area of approximately 30 square kilometres. The complex is largely covered by laterite and transported sands with the igneous rocks only visible within erosion windows located around the margins of the intrusion. Exploration by Thundelarra and earlier explorers has outlined an extensive area of coincident copper-platinum-palladium and gold anomalism within soils and the lateritized bedrock (best drill intercept 16m @ 2430ppm copper and 617ppm platinum + palladium). The strong coincidence of these elements suggests an ultimate sulphide source. Significantly, exploration in 1970 discovered nickel sulphide mineralisation within similar rocks to the Fields Find complex just to the west of the project area. The best reported intercept was 3m @ 1.1% nickel and 0.6% copper with selected intervals assaying up to 4.5% nickel and 0.3% copper. Pentlandite and pyrrhotite was observed in the core". Selected results are tabulated below:

Hole Number	Azimuth	Dip	From	To	Length	Assay
FFB181	N	60	16m	32m	15m	1.72g/t
Including:			20m	24m	4m	3.85g/t
FFB179	N	60	40m	44m	4m	1.01g/t

(FFB 179 was drilled approximately 150m northeast of FFB181)

The gold is associated with strong arsenic mineralisation, an association present in most of the gold deposits of the nearby Minjar line. Further drilling is now warranted to follow up these encouraging new gold discoveries.

The Field's Find Project comprises 20 tenements covering approximately 168 square kilometres and is located 420 kilometres north of Perth. The project contains the Baron Rothschild gold resource (46,000 ozs gold-indicated/inferred resource) and the Fields Find mine (39,500 ozs gold-past production) and numerous advanced gold prospects. Aldershot has the right to earn a 60% interest in the project by spending $600,000 on the tenements over a 3-year period. Initial exploration will concentrate on assessing a number of the priority gold targets.

Authors Steve Le Brun, MSc, BSc (Hons), MAusIMM, MMICA and Allen J Maynard, BAppSc(Geol) MAIG, MAusIMM both of Al Maynard & Associates, Qualified Persons, in compliance with National

Instrument 43-101 and Form 43-101F, have prepared an evaluation report on the project (the "Maynard Report") dated May 20, 2004. The Maynard Report has been filed with the British Columbia Securities Commission and is available for scrutiny on the SEDAR web-site at

Financing

The Company announced on March 15, 2005, it was undertaking a non-brokered private placement to raise up to $1,500,000 through the issuance of Units priced at $0.31 per Unit. Each Unit was comprised of one common share and a non-transferable share purchase warrant entitling the holder to acquire one-half of a common share for $0.41per share for two years. A finders' fee of up to 7% is payable pursuant to this private placement. Net proceeds from the private placement will be added to unallocated working capital.

The Company advised on April 18, 2005, that the private placement announced March 15, 2005 had closed as to 4,065,307 Units, ($1,260,245). The securities have been issued having a hold period expiring August 19, 2005. The Company paid a 7% cash finder's fee to three separate parties for their role in the private placement, as follows:

Global Securities Corporation of Vancouver $6,510.00
Wolverton Securities Ltd. of Vancouver $3,146.50
Capital First Inc. of Monaco $35,696.50

Changes in Directors

Rick Crabb resigned from the board in February 2005 in order to concentrate his attention on his other business activities. Management would like to record its thanks to Mr Crabb for the valuable contributions he made to the Company during this past year.

Management would like to thank the Company's directors, staff and consultants for the hard work they have put into the Company this last year. Aldershot is poised for a dramatic 2005 – 2006 financial year exploring the properties it has acquired already and seeking to acquire other properties of merit.

Dated this 27th day of May 2005
Vancouver, British Columbia

Jeremy Caddy
President, CEO and Director
Aldershot Resources Ltd.

Telephone: 604-682-6718
Fax: 604-682-6722
Email: jcc4tlx@intergate.ca

Visit Aldershot Resources Website: www.aldershotresources.com

ALDERSHOT RESOURCES LTD.
1500 – 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 2E8

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Aldershot Resources Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Friday, July 15, 2005, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended January 31, 2005.

2. To fix the number of directors at four (4).

3. To elect directors for the ensuing year.

4. To appoint Ernst & Young, Chartered Accountants, as auditors of the Company for the ensuing year.

5. To authorize the directors to fix the remuneration to be paid to the auditors.

6. To pass an ordinary resolution to ratify and approve the Company's stock option plan.

7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 31st day of May, 2005.

BY ORDER OF THE BOARD

"Jeremy Caddy"
Jeremy Caddy, Chief Executive Officer

ALDERSHOT RESOURCES LTD.
Suite 1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8

INFORMATION CIRCULAR

(as at May 31, 2005, except as indicated)

ALDERSHOT RESOURCES LTD. (the "**Company**") is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "**Meeting**") of the Company to be held on July 15, 2005 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company or the Company's solicitor (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has two classes of shares. The Company is authorized to issue 510,000,000 shares, divided into (i) 500,000,00 common shares without par value (the "common shares"); and (ii) 10,000,000 Preference Shares without par value of which 10,000,000 are designated Series "A" Preferred Shares, having attached thereto special rights and restrictions, of which 25,811,872 common shares are issued and outstanding and 601,340 Series "A" Preferred Shares are issued and outstanding. Persons who are registered common shareholders at the close of business on May 31, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. Persons who are registered Preferred shareholders at the close of business on May 31, 2005 will be entitled to receive notice of and attend the Meeting but will not be entitled to vote their Preferred Shares at the Meeting.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	*No. of Shares Owned or Controlled*	*Percentage of Outstanding Shares*
Phillip Crabb	3,883,166[(1)]	15.04%

(1) Of these shares, 1,200,000 common shares are held in the name of 669486 BC Ltd. and 2,433,166 are held in the name of IOMA Pty Ltd., of which Phillip Crabb is the beneficial owner. In addition. IOMA Pty Ltd. holds warrants for the right to purchase up to 2,000,000 common shares.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four (4).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed[2]*
Jeremy Caddy[1] London, England *President, Chief Executive and Financial Officer and Director*	Mr. Caddy graduated as a mining engineer from the Royal School of Mines, London and has over three decades of experience in the industry. This includes four years in Broken Hill, Australia with Consolidated Zinc Corporation (now Rio Tinto), followed by five years with consultants Kenneth McMahon & Partners of Sydney, Australia and three years in Malaysia serving as the Chief Executive Officer of a mining investment firm. During an eleven year stint in Singapore, Mr. Caddy acted as an independent business consultant for both resource and industrial concerns. Until recently, he was Chairman of G Four Limited, a British firm providing corporate finance advisory services to junior mining companies. Mr. Caddy specializes in restructuring mining companies and locating financing for their growth.	Since February 9, 1998	815,627[3]
Ian M. Adam[1] Vancouver, British Columbia *Director*	Mr. Adam is a retired audit partner of Ernst and Young. Mr. Adam has extensive experience with start-up junior and major mining companies.	Since October 16, 2000	Nil

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed[2]*
Michael Clements[1] Vancouver, British Columbia *Director*	Since 1994, Mr. Clements has been with ISM Information Systems Management (B.C.) Corp. one of the largest information technology outsourcing companies in Canada, which was fully absorbed by Telus in 2000, Mr. Clements is presently an account executive with Telus Enterprise Solutions Partnership. Mr. Clements holds an MBA from the Richard Ivey School of Business, specializing in Finance.	Since July 31, 2000	38,000
Brian Richardson Kalamunda, Western Australia *Director and Vice-President Exploration*	Mr. Richardson has twenty-three years' experience in the mining industry in Western Australia and the Northern Territory. He was Exploration Manager of Miralga Mining NL and was involved in the early exploration of Sulphur Springs base metals-gold project. He was also involved in the generation of various projects for Gasgoyne Gold Mines NL. From 1997 through to 2000 he was the Managing Director of Resource Exploration NL, an ASX listed junior exploration company. From 2000 to the present he has been a Director and Exploration Manager for Thundelarra Exploration Ltd. (ASX: THX)	Since May 28, 2004	Nil

(1) Member of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 31, 2005, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

(3) Mr. Caddy also holds 257,064 Convertible Preferred Series "A" Shares and warrants for the right to purchase 100,000 common shares.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "**Rules**") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at January 31, 2005 and the other three most highly compensated executive officers of the Company as at January 31, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "**Named Executive Officers**" or "**NEOs**").

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
NEO Name and Principal Position	***Year***	***Salary ($)***	***Bonus ($)***	***Other Annual Compensation ($)***	***Securities Under Option/ SAR's Granted (#)***	***Shares/Units Subject to Resale Restrictions ($)***	***LTIP Payouts ($)***	***All Other Compensation ($)***
Jeremy Caddy Chief Executive and Financial Officer	2005 2004 2003	$73,666[(1)] $30,000[(1)] $30,000[(1)]	Nil Nil Nil	Nil Nil Nil	400,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Pursuant to a management agreement dated October 1, 2002 the Company agreed to pay Jeremy Caddy a salary of $30,000 per year, effective October 1, 2001. Effective April 1, 2004, the board of directors have agreed to amend the agreement whereby the Company shall pay Mr. Caddy $80,000 per year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

NEO Name	Securities under Options/SARS Granted [(1)] (#)	% of Total Options/SARs Granted to Employees in the Financial year	Exercise or Base Price[(2)] ($/Security)	Market Value of Securities Underlying Options/SARs on date of Grant ($/Security)	Expiration Date
Jeremy Caddy	400,000/Nil	25%	$0.25	$0.25	April 1, 2009

(1) These options vest as to one-quarter of the options upon the conclusion of every three months subsequent to the date of grant.

(2) The exercise price is determined by the board of directors but shall be no less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option, less any discounts permitted by the Exchange or such other price as may be required by the Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized (1) ($)*	*Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SAR's at Financial Year-End (1) ($) Exercisable/ Unexercisable*
Jeremy Caddy Chief Executive and Financial Officer	Nil	N/A	400,000/Nil	Nil/Nil

(1) Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a stock option plan for the granting of incentive stock options to officers, employees, consultants and Directors. The Company granted an aggregate of 1,200,000 stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights* *(a)*	*Weighted-average exercise price of outstanding options, warrants and rights* *(b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))* *(c)*
Equity compensation plans approved by securityholders	1,550,000	$0.25	198,000
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	1,550,000	$0.25	198,000

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

Ernst & Young, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Ernst & Young as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Ernst & Young, Chartered Accountants, were first appointed as auditors of the Company on May 26, 2004.

MANAGEMENT CONTRACTS

During the last completed financial year, the Company was charged management fees in the amount of $73,666 to Jeremy Caddy, the President, Chief Executive Officer and a Director of the Company.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "**Committee**") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Jeremy Caddy	Not independent(1)	Financially literate(1)
Ian M. Adam	Not independent(1)	Financially literate(1)
Michael Clements	Independent(1)	Financially literate(1)

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
January 31, 2004	4,500	Nil	Nil	Nil
January 31, 2005	20,000	Nil	Nil	Nil

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "**Plan**") effective June 10, 2003, which was approved by the shareholders of the Company on July 15, 2003.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and service providers of the Company and its subsidiaries or employees of companies providing management services to the Company or its subsidiaries.

The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Plan contains no vesting requirements but provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and service providers of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The full text of the Plan will be available for review at 10th Floor – 595 Howe Street, Vancouver, BC, V6C 2T5 during usual business hours up to the date of the Meeting and at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 1500 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 31st day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
OF ALDERSHOT RESOURCES LTD.

"Jeremy Caddy"
Jeremy Caddy
President and Chief Executive Officer

ALDERSHOT RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

JANUARY 31, 2005

AUDITORS' REPORT

To the Shareholders of
Aldershot Resources Ltd.

We have audited the consolidated balance sheets of **Aldershot Resources Ltd.** as at January 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,
May 17, 2005.

'Ernst & Young LLP'
Chartered Accountants

ALDERSHOT RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT JANUARY 31

	2005	2004
ASSETS		
Current		
Cash	$ 205,433	$ 109,388
Short-term investments	-	300,000
Receivables	20,290	34,551
Prepaid expenses	3,977	15,879
	229,700	459,818
Equipment (Note 4)	3,990	1,841
Resource properties (Note 5)	135,632	119,632
	$ 369,322	$ 581,291
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 58,638	$ 31,463
Due to related parties (Note 8)	54,875	52,865
	113,513	84,328
Shareholders' equity		
Capital stock (Note 6)		
Authorized		
10,000,000 Series "A" cumulative, redeemable, convertible preferred shares with a par value of $1.00		
Issued : 744,932 (2004 – 744,932)	744,932	744,932
500,000,000 common shares without par value		
Issued : 16,985,897 (2004 – 11,684,897)	3,419,663	2,643,150
Contributed surplus (Note 6)	291,034	-
Deficit	(4,199,820)	(2,891,119)
	255,809	496,963
	$ 369,322	$ 581,291

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Jeremy Caddy" Director *"Ian Adam"* Director

The accompanying notes are an integral part of these consolidated financial statements.

ALDERSHOT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED JANUARY 31

		2005		2004
EXPENSES				
Exploration costs (Note 5)	$	659,736	$	55,220
Amortization		1,116		333
Bank charges		840		335
Consulting		26,087		58,750
Finders' fee		-		500
Foreign exchange		19,616		1,190
Investor relations		65,251		17,980
Management fees (Note 8)		73,666		30,000
Professional fees		73,910		61,456
Regulatory, and trust company fees		19,115		15,512
Office, rent, secretarial and administration		30,286		19,070
Shareholder information		1,997		8,814
Stock-based compensation (Note 7)		291,034		-
Travel and related expenses		43,200		18,473
Website design and maintenance		5,780		-
Loss before other items		(1,311,634)		(287,633)
OTHER ITEM				
Interest income		2,933		-
Net loss for the year		(1,308,701)		(287,633)
Deficit, beginning of year		(2,891,119)		(2,557,286)
Cumulative effect of change in accounting policies (Note 3)		-		(46,200)
Deficit, end of year	$	(4,199,820)	$	(2,891,119)
Basic and diluted loss per share	$	(0.09)	$	(0.05)
Weighted average number of shares outstanding		13,793,307		7,212,185

The accompanying notes are an integral part of these consolidated financial statements.

ALDERSHOT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
AS AT JANUARY 31

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year	$ (1,308,701)	$ (287,633)
Items not affecting cash:		
Amortization	1,116	333
Stock-based compensation	291,034	-
Changes in non-cash working capital items:		
Receivables	14,261	(33,345)
Prepaid expense	11,902	(13,146)
Accounts payable and accrued liabilities	27,174	7,052
Cash used in operating activities	(963,214)	(326,739)
CASH FLOWS FROM FINANCING ACTIVITIES		
Due to related party	2,010	52,865
Share issue costs	-	(105,114)
Proceeds from issuance of capital stock	776,514	702,250
Cash provided by financing activities	778,524	650,001
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	(3,265)	(1,453)
Resource property acquisition costs	(16,000)	-
Short-term investments	300,000	(300,000)
Cash provided by (used in) investing activities	280,735	(301,453)
Increase in cash position during year	96,045	21,809
Cash position, beginning of year	109,388	87,579
Cash position, end of year	$ 205,433	$ 109,388
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Aldershot Resources Ltd. ("the Company"), which commenced operations on October 4, 1996, is engaged in the acquisition, exploration and development of precious gem and metal properties. These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

These consolidated financial statements include the financial statements of the Company, which is the accounting subsidiary and its accounting parent, Can-Dore Diamond Mining Corporation ("Can-Dore"). Significant inter-company transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	2005	2004
Working capital	$ 116,187	$ 375,490
Deficit	(4,199,820)	(2,891,119)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company, which is the accounting subsidiary and its accounting parent, Can-Dore Diamond Mining Corporation ("Can-Dore"). Significant intercompany transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, and all highly liquid debt instruments purchased with a maturity of three months or less.

Short-term investments

Short-term investments, which consist of financial instruments purchased with an original maturity of greater than three months and less than one year, are recorded at the lower of cost and market.

Exploration and development costs

During the year ended January 31, 2004, the Company changed its accounting policy to charge exploration costs to operations as incurred. For the year ended January 31, 2003 the Company accounted for its mineral properties whereby all direct costs, net of pre-production revenue, relative to the acquisition of exploration for and development of these properties were capitalized.

When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop the mine on the property prior to the start of the mining operations are capitalized. Capitalized amounts may be written down if future undiscounted cash flows, including potential sales proceeds, related to a mineral property are estimated to be less than the carrying value of the property.

Resource properties

Mineral property acquisition costs are capitalized until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property. Management of the Company reviews the carrying value of each mineral property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the estimated future net cash flows.

Equipment

Capital assets are recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following annual rates: .

Furniture and equipment	20%
Computer equipment	30%

Stock-based compensation

Effective February 1, 2003, the Company adopted the fair value accounting provisions of CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870") for all stock-based compensation granted after February 1, 2003. Under this method, the fair value of the stock options at the date of grant is recognized as a charge to the Consolidated Statement of Operations and Deficit and is amortized over the vesting period with the offsetting credit to contributed surplus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Income taxes

Income taxes are provided for in accordance with the liability method whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been presented as it proved to be anti-dilutive.

Loss per share is calculated using the weighted-average number of shares outstanding during the year. In determining the income available to common shareholders, undeclared dividends on the cumulative preferred shares are deducted from income.

3. CHANGE IN ACCOUNTING POLICIES

a) **Exploration costs**

Effective February 1, 2003, the Company has changed its accounting policy for exploration costs. Under its new accounting policy, it must be probable that exploration expenditures will be recovered from future operations in order to be capitalized and that acquisition costs of mineral properties are to be written off upon determination that the costs will not be recovered from future operations. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would be recovered from a geological resource or reserve or otherwise. As provided by Accounting Guideline 11, Enterprises in the Development Stage ("AcG 11"), the Company has accounted for this change in accounting policy on a retroactive basis without restatement of prior years. The impact of the adoption of AcG-11 was to reduce deferred exploration and development costs by $46,200 and increase the opening deficit by $46,200.

b) **Stock-based compensation**

As described in note 2, effective February 1, 2003, the Company prospectively adopted CICA 3870, which requires fair value accounting for all stock options issued during the year. Prior to the adoption of the new accounting standard, the Corporation did not record the fair value of stock options issued, rather, it provided pro-forma disclosure of the effect of applying the fair value based method to stock options issued to directors, officers and employees.

4. EQUIPMENT

	2005			2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$ 5,994	$ 4,626	$ 1,368	$ 5,994	$ 4,285	$ 1,709
Computer equipment	5,124	2,502	2,622	1,860	1,728	132
	$ 11,118	$ 7,128	$ 3,990	$ 7,854	$ 6,013	$ 1,841

5. RESOURCE PROPERTIES

The Company entered into agreements to acquire interests in resource properties as follows:

	2005	2004
Terre de Oro Mining Property, Chile	$ 33,479	$ 33,479
Hornitos Group of Claims, Chile	16,000	-
Ripplesea Joint Venture, Western Australia	86,153	86,153
Fields Find Gold Property, Western Australia	-	-
Yuinmery Uranium Project, Western Australia	-	-
Turee Creek Uranium Project, Western Australia	-	-
	$ 135,632	$ 119,632

Terre de Oro Mining Property - Chile

(a) Las Lomitas Project

On March 18, 2003, the Company entered into an Option Agreement with International PBX Ventures Ltd. and its wholly owned Chilean subsidiary, Minera IPBX Ltda. ("International PBX"), which replaces and supersedes a Memorandum of Understanding dated November 28, 2000, as amended on February 28, 2001, May 31, 2001, October 4, 2001 and February 22, 2002. Pursuant to the terms of the Option Agreement, International PBX granted to the Company the sole and exclusive right and irrevocable option to acquire up to a 70% interest in five copper and gold mining concessions covering 1,000 hectares of land in Chile, which are known as the Lomitas and Cortez prospects.

The Company and International PBX added to the Chile Concessions exploration concessions covering approximately 2,000 hectares.

5. **RESOURCE PROPERTIES** (cont'd...)

Terre de Oro Mining Property – Chile (cont'd...)

(a) Las Lomitas Project (cont'd...)

Pursuant to the terms of the Option Agreement, as consideration for the Chile Concessions, the Company agreed with International PBX to the following conditions:

(a) The aggregate amount of US$290,000, of which US$15,000 (Cdn$33,479) was paid in prior years, and the balance is payable as follows: in order to acquire a 40% interest, the Company was required to pay US$25,000 on or before December 31, 2004; in order to acquire an additional 11% interest, the Company was required pay US$50,000 on or before December 31, 2005; and in order to acquire the remaining 19% interest, the Company was required to pay the balance of US$200,000 on or before December 31, 2006.

(b) The issuance of an aggregate of 400,000 Common Shares in the capital stock of the Company, of which 100,000 Common Shares were issued on October 21, 2002, with the balance to be issued as follows: in order to acquire a 40% interest, the Company was required to issue an additional 100,000 Common Shares on or before December 31, 2004; in order to acquire an additional 11% interest, the Company was required to issue an additional 100,000 Common Shares on or before December 31, 2005; and, in order to acquire the remaining 19% interest, the Company was required to issue the balance of 100,000 Common Shares on or before December 31, 2006.

(c) Incur expenditures up to a maximum aggregate amount of US$1,180,000 for the development of the concessions as follows: in order to acquire a 40% interest, US$80,000 on or before December 31, 2004, in order to acquire an additional 11% interest, an additional US$200,000 on or before December 31, 2005; and, in order to acquire the remaining 19% interest, an additional US$300,000 before December 31, 2006 and a further US$600,000 on or before December 31, 2007.

The Chile Concessions are registered in the name of Minera IPBX Limitada, a wholly owned Chilean subsidiary of International PBX.

The principals of International PBX are at arm's length to the Company.

The Company decided that it would not be continuing with this project. As a result, the Company did not have any obligation to make any of the option payments that were due on December 31, 2004.

(b) San Joint Venture – Chile

The Company entered into a Letter of Intent with International PBX dated June 18, 2004, to create a new Joint Venture project to be known as the "San Joint Venture" involving three concessions and in which the two parties each holds a 50% contributing and participating interest. No funds have been spent or committed at January 31, 2005.

Hornitos Group of Claims – Chile

On August 20, 2004, the Company entered into an option agreement with International PBX Ventures Ltd ("PBX") to explore PBX's Hornitos property in Region III, Northern Chile. The Hornitos claims cover an area of 3,200 hectares. Pursuant to the terms of the agreement, the Company can earn a 65% interest in the claims by paying PBX a total of $370,000 over a four year period ($16,000 paid in cash to date) and spending $1,300,000 in an exploration work program over the same period, as set out in the table below:

5. RESOURCE PROPERTIES (cont'd...)

Hornitos Group of Claims – Chile (cont'd...)

	Cash reimbursements	Exploration expenditures
February 20, 2005	$ 16,000	$ 130,000 best efforts
August 20, 2005	30,000	130,000
August 20, 2006	60,000	130,000
August 20, 2007	100,000	390,000
August 20, 2007	148,000	520,000

Ripplesea Joint Venture - Western Australia

On December 6, 2002, the Company entered into a letter of intent with Ripplesea Pty Ltd of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia (E80/2924-2930). The tenements covered approximately 900 square kilometres and the Company acquired a 50% interest in the seven exploration licences in consideration for AUD$100,000 (Cdn$86,153). The Company also has the right to earn an additional 25% interest, for a total 75%, if the Company funds all exploration, as per the requirements of the Western Australian Mining Act, and undertakes all exploration, reporting and related requirements, up to and including the completion of a bankable feasibility study. During the year ended January 31, 2005, the Company determined that no further work will be done on the JV's tenements at Black Duck and Ruby Plains. As a result, the tenements have been dropped. The remaining two exploration licences cover an area of 175 square kilometers and exploration activities are continuing. Ripplesea Pty Ltd. is at arm's length to the Company.

Fields Find Gold Property - Western Australia

The Company entered into The Fields Find Farm-in and Joint Venture Heads of Agreement on December 24, 2003 with Thundelarra Exploration Ltd. ("Thundelarra") covering 11 prospecting licences, 8 exploration licences, one mining lease and 4 mining lease applications covering 488.56 square km located 420 kilometres north of Perth.

Under the terms of the Letter of Agreement, the Company will be entitled to earn up to 60% in the tenements wholly owned by Thundelarra by the expenditure of AUD$600,000 by December 24, 2006. As reimbursement for Thundelarra's previous expenditures on the said tenements 1,000,000 common shares in the capital of the Company at a deemed price of $0.15 have been issued to Thundelarra.

Thundelarra is a related party with the Company by virtue of common directors. The Fields Find transaction is a "related party transaction" as defined in the policies of the TSX Venture Exchange and "minority shareholder approval" for its execution was required. Minority Shareholder Approval is defined by the policies of the Exchange as being approval by a majority of shareholders that are independent of the transaction for which approval is sought. A resolution was approved by the shareholders of the Company at a Special General Meeting held on July 16, 2004.

Yuinmery Uranium Project – Western Australia

The Company applied for exploration licence ELA57/593 with an area of approximately 75 square kilometres covering a highly prospective uranium indicated mineral resource, the Yuinmery Uranium Project. The exploration licence is located in the East Murchison mining field near the town of Yuinmery 480 kilometres north east of Perth, Western Australia.

5. RESOURCE PROPERTIES (cont'd...)

Turee Creek Uranium Project – Western Australia

The Company has a 100% interest in Exploration License E52/1763, a tenement that covers approximately 50 square kilometres of prospective terrain located about 110km west of the Newman township in the Pilbarra Region of Western Australia.

The following is a summary of exploration and development costs incurred by the Company related to its mineral property interests, and charged to operations.

2005	Las Lomitas Project	Hornitos Group of Claims	San Joint Venture	Ripplesea Joint Venture	Fields Find Gold Property	Yuinmery Uranium Project	Turee Creek	Total
Assays and lab testing	$ 14,596	$ -	$ -	$ 5,102	$ 11,278	$ -	$ -	$ 30,976
Drilling	84,700	-	-	-	29,357	-	-	114,057
Equipment rental	3,450	-	-	-	-	-	-	3,450
Geological consulting	44,299	-	-	92,765	23,053	-	3,511	168,628
Labour	2,430	-	-	-	-	-	-	2,430
Maintenance and licence fees	8,761	-	-	22,462	54,064	3,598	-	88,885
Materials and supplies	349	-	-	198	4,348	-	-	4,895
Maps and reproduction	6,756	-	-	2,677	-		-	9,433
Mineral resource database	12,840	12,840	-	-	-	-	-	25,680
Property inspection	6,150	-	-	-	150,000	-	-	156,150
Travel and transport	42,961	-	-	10,885	1,306	-	-	55,152
Total exploration costs for the year	$ 227,292	$ 12,840	$ -	$ 134,089	$ 278,406	$ 3,598	$ 3,511	$ 659,736

2004	Las Lomitas Project	Ripplesea Joint Venture	Fields Find Gold Property	Total
Assays and lab testing	$ -	$ 10,116	$ -	$ 10,116
Geological consulting	6,880	16,017	-	22,897
Maintenance and licence fees	-	20,919	-	20,919
Materials and supplies	-	890	-	890
Maps and reproduction	367	31	-	398
Total exploration costs for the year	$ 7,247	$ 47,973	$ -	$ 55,220

6. CAPITAL STOCK

Common Shares

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
500,000,000 common shares without par value			
Issued			
Balance as at January 31, 2003	6,469,897	$ 2,046,014	$ -
Shares issued per short form offering document	4,000,000	520,000	-
Private placement	1,200,000	180,000	-
Exercise of share purchase warrants	15,000	2,250	-
Share issue costs	-	(105,114)	-
Balance as at January 31, 2004	11,684,897	2,643,150	-
Private placement	2,000,000	340,000	-
Exercise of stock options	640,000	64,000	-
Exercise of share purchase warrants	1,661,000	249,149	-
Pursuant to joint venture agreement	1,000,000	150,000	-
Share issue costs	-	(26,636)	-
Stock based compensation	-	-	291,034
Balance as at January 31, 2005	16,985,897	$ 3,419,663	$ 291,034

During the year ended January 31, 2005, the Company issued 2,000,000 units at 0.17 per unit for gross proceeds of $340,000 from a private placement. Each unit is comprised of one common share and a non-transferable share purchase warrant entitling the holder to acquire one-half of a common share for $0.19 per share until February 20, 2005 and $0.21 until February 20, 2006.

During the year ended January 31, 2005, the Company issued 640,000 common shares at $0.10 for gross proceeds of $64,000 pursuant to the exercise of stock options and 1,661,000 common shares at $0.15 for gross proceeds of $249,149 pursuant to the exercise of share purchase warrants. Proceeds of $15,900 from the exercise of the share purchase warrants were received subsequent to the year.

During the year ended January 31, 2005, the Company issued 1,000,000 common shares at a deemed price of $0.15 per share pursuant to a joint venture agreement on the Fields Find Gold Property (Note 5).

During the year ended January 31, 2004, the Company completed a short form offering document consisting of 4,000,000 units at $0.13 per unit for gross proceeds of $520,000. Each unit has one common share and one-half of one share purchase warrant for a total of 2,000,000 share purchase warrants allowing the holder to purchase one common share at $0.15 until May 27, 2005. Net proceeds, after deducting agents' fees and other issue expenses, were $444,975. In connection with this offering, there is an agent's option agreement, which provides for a total of 600,000 broker units, exercisable at a price of $0.13 per share and expiring May 27, 2005. Each unit consist of one common share and one-half share warrant for a total of 300,000 share purchase warrants exercisable at a price of $0.15 per share. The Company issued 15,000 common shares at $0.15 for gross proceeds of $2,250 pursuant to the exercise of share purchase warrants.

6. CAPITAL STOCK (cont'd...)

During the year ended January 31, 2004, the Company completed a private placement of 1,200,000 units at $0.15 per unit for gross proceeds of $180,000. Each unit has one common share and one share purchase warrant for a total of 1,200,000 share purchase warrants allowing the holder to purchase one common share at $0.17 until January 22, 2005 or at $0.19 until January 22, 2006. Net proceeds, after deducting agents' fees and other issue expenses were $149,911.

Preferred shares

The Company has authorized Series "A" Cumulative, Redeemable, Convertible Preferred share capital of 10,000,000 shares of $1.00 par value each. As of January 31, 2005 and 2004, the Company has issued 744,932 of these shares in retirement of long-term debt. These shares carry a 10% dividend, are convertible to common shares at the ratio of one preferred share for four common shares. They are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the preferred shares at a price of $1.00 per share. The Company will also issue shares in payment of all outstanding dividends, declared and undeclared. If none of the holders of the preferred shares convert them into common shares by October 21, 2006, then all the preferred shares will be automatically converted into 2,979,728 common shares at a deemed price of $0.25 per share.

At January 31, 2005, cumulative undeclared dividends of $148,986 (2004 - $95,310) were due to the holders of these shares.

Stock options

The Company, in accordance with the policies of the TSX-V, may grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock at the date of grant less a discount in accordance with TSX-V policies. The options can be granted for a maximum term of 5 years.

A summary of the stock options outstanding at January 31, 2005:

Number Outstanding January 31, 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding January 31, 2005	Exercise Price Per Share	Expiry Date
640,000	-	640,000	-	-	-	$ 0.10	November 7, 2007
-	1,200,000	-	-	-	1,200,000	$ 0.25	April 1, 2009
-	350,000	-	-	-	350,000	$ 0.25	November 9, 2009
640,000	1,550,000	640,000	-	-	1,550,000		

6. CAPITAL STOCK (cont'd...)

Stock option transactions are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, January 31, 2003	640,000	$	0.10
Options expired and cancelled			-
Options exercised	-		-
Balance, January 31, 2004	640,000		0.10
Options granted	1,550,000		0.25
Options exercised	(640,000)		0.10
Balance, January 31, 2005	1,550,000	$	0.25

Warrants

A summary of the share purchase warrants outstanding at January 31, 2005:

Number Outstanding January 31, 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding January 31, 2005	Exercise Price Per Share	Expiry Date
2,500,000	-	1,500,000	-	1,000,000	-	$ 0.15	October 21, 2004
2,285,000	-	161,000	-	-	2,124,000	$ 0.15	May 27, 2005
1,200,000	-	-	-	-	1,200,000	$ 0.17 $ 0.19	January 22, 2005 or January 22, 2006
-	1,000,000	-	-	-	1,000,000	$0.19 $ 0.21	February 20, 2005 or February 20, 2006
5,985,000	1,000,000	1,661,000	-	1,000,000	4,324,000		

7. STOCK-BASED COMPENSATION

During the year ended January 31, 2005, the Company granted 1,550,000 stock options to employees, directors and officers. The estimated fair value of these options is recorded as $291,034 at a weighted average fair value of $0.19 per option. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following assumptions were used for Black-Scholes valuation of the stock options granted during the period:

Risk-free interest rate	3.3% ~ 3.9%
Expected life of options	5 years
Annualized volatility	118.4% ~ 131.3%
Dividend rate	0.00%

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

		2005	2004
Director	(a)	$ 73,666	$ 30,000
Director	(b)	6,505	-
Director and officer	(c)	27,009	-
Director	(d)	7,601	-
Directors and officer	(e)	43,848	37,545

a) Paid or accrued management fees of $73,666 (2004 - $30,000) to two directors of the Company.

b) Paid or accrued consulting fees of $6,505 (2004 - $Nil) to a company controlled by a director of the Company.

c) Paid or accrued legal fees of $27,009 (part of professional fees) (2004 - $Nil) to legal firms of which an officer and a director of the Company are partners.

d) Paid or accrued geological consulting fees (part of exploration costs) of $7,601 (2004 - $Nil) to a director of the Company.

e) Undeclared dividends on preferred shares of $43,848 (2004 - $37,545) are due to directors and an officer of the Company.

8. RELATED PARTY TRANSACTIONS (cont'd...)

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

	2005	2004
Thundelarra Explorations Ltd.	$ 51,875	$ 32,865
Director	3,000	20,000
	$ 54,875	$ 52,865

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

9. SEGMENTED INFORMATION

All of the Company's operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Chile and Western Australia.

At January 31, 2005, the total amount of assets attributable to Chile are $50,379 (2004 - $Nil) and the total amount attributable to Western Australia are $243,317 (2004 - $Nil). Exploration costs incurred during the year in Chile were $240,132 (2004 - $Nil) and Western Australia were $419,604 (2004 - $Nil).

10. INCOME TAXES

A reconciliation of current taxes at statutory rates with the reported taxes is as follows based on an income tax rate of 35.62% (2004 – 37.62%):

	2005	2004
Loss before income taxes	$ (1,308,701)	$ (287,633)
Current income taxes (recovery)	(466,159)	(108,207)
Non-deductible items for tax	103,666	333
Impact of change in tax rate	5,975	-
Unrecognized benefits of non-capital losses (valuation allowance)	356,518	107,874
Total current income taxes (recovery)	$ -	$ -

10. INCOME TAXES (Cont'd...)

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2005	2004
Future income tax assets (liabilities):		
Book amortization in excess of tax capital cost allowance	$ 400	$ 333
Financing fees	37,441	39,544
Exploration expenditures	285,813	209,249
Non-capital losses available for future periods	259,807	139,556
	583,461	388,682
Valuation allowance	(583,461)	(388,682)
Net future income tax asset (liability)	$ -	$ -

The Company has incurred operating losses of approximately $734,000 which, if unutilized will expire through 2015. Subject to certain restrictions, the Company also had resource exploration expenditures available to reduce taxable income of future years of approximately $802,000. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

12. SUBSEQUENT EVENTS

Subsequent to January 31, 2005, the Company:

a) Issued 831,500 common shares for gross proceeds of $126,325 pursuant to the exercise of share purchase warrants.
b) Issued 1,000,000 common shares on February 25, 2005, at $0.20 per unit for gross proceeds of $200,000 pursuant to a non-brokered private placement. Each unit consists of one common share and one warrant exercisable at $0.25 in the first year and $0.30 in the second year.
c) Issued 574,368 common shares on March 4, 2005 at deemed price of $0.25 per share, pursuant to the conversion of 143,592 preferred shares.
d) Decided that it will not be continuing with the Los Lomitas Project in Chile with its joint venture partner, International PBX Ventures Ltd.
e) Applied for seven more uranium tenements in the Northern Territory of Australia on March 1, 2005
f) Closed a private placement of 4,065,307 Units on April 18, 2005, at $0.31 per unit for gross proceeds of $1,260,245. Each unit consists of one common share and one non-transferable warrant. Two warrants entitle the holder to purchase one additional common share for two years at $0.41 per share. The securities have a hold expiring August 19, 2005. The Company paid a cash 7% finder's fee of $45,353 to three separate parties.
g) Applied for two uranium prospecting licences in Zambia on April 11, 2005.
h) Granted 925,000 stock options on April 21, 2005 to certain directors, officers, employees and consultants at $0.28 per share for five years.

ALDERSHOT RESOURCES LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
YEAR ENDED JANUARY 31, 2005

The following discussion and analysis of Aldershot Resources Ltd. (the *"Issuer"* or the *"Company"*), is prepared as of May 19, 2005, should be read together with the audited consolidated financial statements for the year ended January 31, 2005 and related notes attached thereto which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on September 8, 1987 under the name *"Quattro Resources Ltd."* pursuant to the *Company Act* (British Columbia) by the registration of its Memorandum and Articles. Effective October 31, 2001, its name was changed to *"Aldershot Resources Ltd."*

The address of the registered and records office and the address for service of the Issuer is 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5. The business address of the Issuer is Suite 1500, 885 West Georgia Street, Vancouver, BC, V6C 3E8.

The Issuer's principal business is the exploration and development of resource properties. The Issuer is continually investigating new exploration opportunities. Mineral exploration is carried out on properties identified by management of the Issuer as having favourable exploration potential.

Additional information related to the Company is available for view on the Company's website at www.aldershotresources.com and on SEDAR at www.sedar.com.

Description of Business

The Issuer is engaged in the exploration and development of resource properties, principally uranium, located in Australia, Zambia and Chile. The Issuer has applied for the Turee Creek Uranium Project in the Pilbarra Region of Western Australia, and a 75 square kilometres exploration licence, the Yuinmery Uranium Project, located in the East Murchison mineral field of Western Australia. In addition the Company has applied for 11 uranium prospecting licences in the Northern Territory and for two uranium prospecting licences in Zambia. Other properties include an iron oxide hosted copper gold (IOCG) type of target found in the Copiapo Copper Belt area of Chile's Region III; two exploration licences in the East Kimberley region of Western Australia; and the Fields Find Farm-in and Joint Venture in the South Murchison Goldfield, Western Australia. All of the Issuer's properties are in the exploration stage.

Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders. The Chilean property, the Fields Find Farm-in and the East Kimberley properties are subject to Option Agreements. The Company trades on the TSX Venture Exchange under the symbol ALZ.

Performance Summary

The following is a summary of significant events and transactions that occurred during the year ended January 31, 2005:

1. February 20, 2004 negotiated a private placement of 2,000,000 Units at $0.17 per Unit for gross proceeds of $340,000. Each Unit is comprised of one common share and a non-transferable share purchase warrant entitling the holder to acquire one-half of a common share for $0.19 per share during the first year and $0.21 in the second year. A finder's fee of $12,750 was paid.

2. Appointment of Rick Crabb to the board.

3. The Company holds a 100% interest in Exploration License E52/1763, a tenement which covers approximately 50 square kilometres of prospective terrain located about 110km west of the Newman township in the Pilbarra Region of Western Australia. This is known as the Turee Creek Uranium Project.

4. The Company commenced exploration operations on its Las Lomitas Project in Chile on March 5, 2004. A Phase I exploration program delineated two large IP anomalies.

5. The Company issued 640,000 common shares pursuant to the exercise of stock options as to 100,000 options in February 2004 and as to 540,000 options in March 2004, for gross proceeds of $64,000.

6. Granted on April 1, 2004, 1,200,000 stock options at $0.25 exercisable for five years to directors, officers and employees.

7. Death of director Jack Leslie Pearl.

8. Appointment of Brian Richardson to the board of directors.

9. The former auditor of the Company, Desai & Associates, resigned on May 20, 2004. The Board of Directors and its Audit Committee engaged Ernst & Young LLP, Chartered Accountants, to audit the Company's financial statements for the year ending January 31, 2004 effective May 26, 2004.

10. June 17, 2004, the Company entered into a drilling contract with Harris y Compania Ltda, a Chilean drilling contractor, to drill two IP anomalies delineated by the Company's exploration program conducted during March and April 2004 on its Las Lomitas Project. Drilling commenced in late July and early August 2004. The results were interesting but no further work is planned .

11. The Company entered into a Letter of Intent with International PBX dated June 18, 2004, to create a new Joint Venture project to be known as the "San Joint Venture" involving these three concessions and in which the two parties each holds a 50% contributing and participating interest.

12. Completed a private placement of 2,000,000 Units at $0.17 per Unit for gross proceeds of $340,000. Each Unit is comprised of one common shares and one non-transferable share purchase warrant entitling the holder to acquire one-half of a common share for $0.19 per share until February 20, 2005 and $0.21 until February 20, 2006.

13. Appointment of Steven Sobolewski as Corporate Secretary.

14. The Company entered into an option agreement with International PBX Ventures Ltd ("PBX") to explore PBX's Hornitos property in Region III, Northern Chile. The Hornitos claims cover an area of 3,200 hectares. Pursuant to the terms of the agreement, the Company can earn a 65% interest in the claims by paying PBX a total of $370,000 over a four year period and spending $1,300,000 in an exploration work program over the same period.

15. The Company applied for exploration licence ELA57/593 with an area of approximately 75 square kilometres covering a highly prospective uranium indicated mineral resource, the Yuinmery Uranium Project. The exploration licence is located in the East Murcheson mining field near the town of Yuinmery 480 kilometres north east of Perth, Western Australia. When granted, Aldershot will own 100% of the title to this tenement.

16. Granted on November 9, 2004, 350,000 stock options to directors, officers and employees exercisable at $0.25 for five years.

17. The Ripplesea JV's holdings at Ruby Plains and Black Duck did not display features of interest and this fact downgrades these projects. The Company, in the interests of conserving funds, has determined on November 26, 2004, that no further work will be done on them and the tenements have been dropped.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Year ended January 31, 2005	Year ended January 31, 2004	Year ended January 31, 2003
Total revenues	$ 2,933	$ -	$ -
Net loss before extraordinary items	1,308,701	287,633	143,616
Net loss	1,308,701	287,633	51,924
Basic and diluted loss per share	(0.09)	(0.05)	(0.02)
Total assets	369,322	581,291	258,072
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

The Company earns interest revenue from cash held in banks and interest earned on short-term investments. During the current year, Company expensed $659,736 in exploration costs compared with $55,220 in 2004 and $Nil in 2003.

The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the year ended January 31, 2005, the Company incurred a net loss of $1,308,701 (2004 - $287,633). Some significant expenses are as follows:

Exploration expenses $659,736 (2004 - $55,220)
Professional fees, paid or accrued $73,910 (2004 - $61,456)
Consulting fees of $26,087 (2004 - $58,750)
Investor relations expenses of $65,251 (2004 - $17,980)
Regulatory, and trust company fees, $19,115 (2004 - $15,512)
Office, rent, secretarial and administration expenses $30,286 (2004 - $19,070)
Management fees of $73,666 (2004 - $30,000)
Stock-based compensation costs of $291,034 (2004 - $Nil)
Travel and related costs $43,200 (2004 - $18,473)
Website design and maintenance $5,780 (2004 - $Nil)

The Company has changed its accounting procedures for treating exploration expenditures. In years prior to January 31, 2004, all amounts relating to exploration activities of the Company were treated as deferred expenditures. From fiscal 2005 onwards, the Company has expensed and will continue to expense all such expenditures. This resulted in a larger net loss during the period compared to that from previous fiscal years.

The Company entered into an investor relations agreement with MarketSmart Communications Inc., of Vancouver, British Columbia. The contract is for an initial three month term starting on May 15, 2004 and has been continued, if not terminated by either party, on a month to month basis. The Company will pay $5,000 (plus GST) a month to MarketSmart and reimburse any travel and related expenses. MarketSmart's responsibilities are to introduce the Company to the investment community and speak with potential investors and brokers, provide shareholder and investor communication services and other investor relation activities. The Company also incurred investor relation costs related to advertising, preparation of promotional packages, dissemination of new releases and the maintenance of a Company website.

Summary of Quarterly Results

	Three Month Period Ended			
	January 31, 2005	October 31, 2004	July 31, 2004	April 30, 2004
Total assets	$ 369,322	$ 448,227	$ 623,247	$ 804,016
Resource properties	135,632	135,632	119,632	119,632
Working capital	116,187	240,756	291,718	561,427
Revenues	-	712	1,648	573
Net Loss	306,374	260,301	270,049	471,977

	Three Month Period Ended			
	January 31, 2004	October 31, 2003	July 31, 2003	April 30, 2003
Total assets	$ 448,227	$ 215,565	$ 194,869	$ 237,958
Resource properties	119,632	188,018	171,713	171,712
Working capital (deficiency)	375,490	(31,775)	11,015	47,529
Revenues	-	-	-	-
Net Loss	287,633	26,504	35,232	13,740

Significant changes in key financial data between 2005 and 2004 can be attributed to the Company's acquisition of various mineral claims in Chile and Western Australia resulting in an increase in total assets. The net loss has also increased as the Company has adopted a new accounting policy of charging to operations all exploration related expenditures and recording the approximate fair value of the granting of stock options to directors and officers as stock-based compensation expense.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of warrants and stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	January 31, 2005	January 31, 2004
Working capital	$ 116,187	$ 375,490
Deficit	(4,199,820)	2,891,119

Net cash used for operating activities for the current period was $963,214 compared to net cash used for operating activities of $326,739 during the previous year. Cash used during the current period consists primarily of the operating loss and a change on non-cash working capital.

Financing activities provided net cash of $778,524 during the current period, compared to $650,001 for the previous period. Cash provided during the period consisted primarily of proceeds from the issuance of common stock.

Investing activities used net cash of $280,735 during the current year, compared to $301,453 in net cash used for the previous year. The main source of the cash during the period was the redemption of a short-term investment and the use of cash was for the acquisition of equipment and the acquisition of mineral claims in Chile.

Capital Resources

A non-brokered private placement of 2,000,000 priced at $0.17 per Unit for gross proceeds of $340,000 was completed during the period. Each Unit consists of one common share and one half of one share purchase warrant. Each warrant is exercisable at a price of $0.19 for the first year and $0.21 for the second year expiring two years from the date of closing. The proceeds are to be designated for application against the Company's Fields Find project where the Company is earning a 60% interest.

The Company has sufficient funds to meet its property maintenance payments for fiscal 2005 and cover anticipated administrative expenses throughout the year. It will continue to focus exploration and development efforts in Chile and Western Australia.

Related Party Transactions

The Company entered into the following transactions with related parties:

		January 31, 2005	January 31, 2004
Director	(a)	$ 73,666	$ 30,000
Director	(b)	6,505	-
Director and officer	(c)	27,009	-
Director	(d)	7,601	-
Directors and officer	(e)	43,848	37,545

a) Paid or accrued management fees of $73,666 (2004 - $30,000) to a director and a former director of the Company.

b) Paid or accrued consulting fees of $6,505 (2004 - $Nil) to a company controlled by a director of the Company.

c) Paid or accrued legal fees of $27,009 (part of professional fees) (2004 - $Nil) to legal firms of which and officer and a director of the Company are partners.

d) Paid or accrued geological consulting fees (part of exploration costs) of $7,601(2004 - $Nil) to a director of the Company.

e) Undeclared dividends on preferred shares of $43,848 (2004 - $37,545) are due to a directors and an officer of the Company.

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

	January 31, 2005	January 31, 2004
Thundelarra Explorations Ltd.	$ 51,875	$ 32,865
Director	3,000	20,000
	$ 54,875	$ 52,865

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, prepaid expense, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Outstanding Share Data

Common Shares

	Number of Shares		Capital Stock		Contributed Surplus
Authorized					
500,000,000 common shares without par value					
Issued					
Balance as at January 31, 2003	6,469,897	$	2,046,014	$	-
Shares issued per short form offering document	4,000,000		520,000		-
Private placement	1,200,000		180,000		-
Exercise of share purchase warrants	15,000		2,250		-
Share issue costs	-		(105,114)		-
Balance as at January 31, 2004	11,684,897		2,643,150		-
Private placement	2,000,000		340,000		-
Exercise of stock options	640,000		64,000		-
Exercise of share purchase warrants	1,661,000		249,149		-
Pursuant to joint venture agreement	1,000,000		150,000		-
Share issue costs			(26,536)		-
Stock based compensation	-		-		291,034
Balance as at January 31, 2005	16,985,897	$	3,419,663	$	291,034

Stock options

A summary of the stock options outstanding at January 31, 2005:

Number Outstanding January 31, 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding January 31, 2005	Exercise Price Per Share	Expiry Date
640,000	-	640,000	-	-	-	$ 0.10	November 7, 2007
-	1,200,000	-	-	-	1,200,000	$ 0.25	April 1, 2009
-	350,000	-	-	-	350,000	$ 0.25	November 9, 2009
640,000	1,550,000	640,000	-	-	1,550,000		

Warrants

A summary of the share purchase warrants outstanding at January 31, 2005:

Number Outstanding January 31, 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding January 31, 2005	Exercise Price Per Share	Expiry Date
2,500,000	-	1,500,000	-	1,000,000	-	$ 0.15	October 21, 2004
2,285,000	-	161,000	-	-	2,124,000	$ 0.15	May 27, 2005
1,200,000	-	-	-	-	1,200,000	$ 0.17	January 22, 2005 or
						$ 0.19	January 22, 2006
-	1,000,000	-	-	-	1,000,000	$ 0.19	February 20, 2005 or
						$ 0.21	February 20, 2006
5,985,000	1,000,000	1,661,000	-	1,000,000	4,324,000		

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. We make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, we evaluate our estimates and assumptions including those related to the recognition of stock-based compensation.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. These estimates form the basis of our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from those estimates.

The following critical accounting policies reflect the more significant estimates and assumptions we have used in the preparation of our financial statements:

Accounting for Exploration and Development Costs

Effective February 1, 2003, the Company has changed its accounting policy for exploration costs. Under its new accounting policy, it must be probable that exploration expenditures will be recovered from future operations in order to be capitalized and that acquisition costs of mineral properties are written off upon determination that the costs will not be recovered from future operations. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise.

Stock Based Compensation

Effective, February 1, 2003, the Company prospectively adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments." The Company has chosen to recognize compensation expense for all stock options granted subsequent to February 1, 2003. However, as required by the accounting standard, the Company has disclosed on a pro forma basis, the fair value impact of issuing stock options granted to employees and directors. The fair value of the stock options has been estimated based on the Black Scholes option-pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value of the Company's stock options.

Subsequent Events

Subsequent to January 31, 2005, the Company:

a) With effect from February 4, 2005, Rick Wayne Crabb resigned as a director of the Company to pursue his other business ventures.
b) Issued 831,500 common shares for gross proceeds of $126,325 pursuant to the exercise of share purchase warrants.
c) Issued 1,000,000 common shares on February 25, 2005, at $0.20 per unit for gross proceeds of $200,000 pursuant to a non-brokered private placement. Each unit consists of one common share and one warrant exercisable at $0.25 in the first year and $0.30 in the second year.
d) Issued 574,368 common shares on March 4, 2005 at deemed price of $0.25 per share, pursuant to the conversion of 143,592 preferred shares.
e) Decided that it will not be continuing with the Los Lomitas Project in Chile with its joint venture partner, International PBX Ventures Ltd.
f) Applied for seven more uranium tenements in the Northern Territory of Australia on March 1, 2005
g) Closed a private placement of 4,065,307 Units on April 18, 2005, at $0.31 per unit for gross proceeds of $1,260,245. Each unit consists of one common share and one non-transferable warrant. Two warrants entitle the holder to purchase one additional common share for two years at $0.41 per share. The securities have a hold expiring August 19, 2005. The Company paid a cash 7% finder's fee of $45,353 to three separate parties.
h) Applied for two uranium prospecting licences in Zambia on April 11, 2005.
i) Granted 925,000 stock options on April 21, 2005 to certain directors, officers, employees and consultants at $0.28 per share for five years.